Exhibit 99.1

SESA STERLITE LIMITED Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa - India - 403 001 Tel: + 91 832 2460600 Fax: + 91 832 2460721

Change in Name of Company

20 September 2013: The name of Sesa Goa Limited has been changed to Sesa Sterlite Limited following approval by the Registrar of Companies, Goa on 18th September, 2013.

The change of name is consequent to the approval of the Scheme of amalgamation and arrangement amongst Sterlite Industries (India) Limited, Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors and the Scheme of Amalgamation of Ekaterina Limited with the Company and their respective Shareholders and Creditors.

Investor contact:
Ashwin Bajaj	sesa.ir@vedanta.co.in
Senior Vice President– Investor Relations	+91 22 6646 1531

Media contact
Sanjeev Verma	sesa.corporatecommunications@vedanta.co.in
Associate Director - Corporate Communications	+91 832 2460 600

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events and may be interpreted as ‘forward looking statements’ within the meaning of applicable laws and regulations. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. Actual results might differ substantially or materially from those expressed or implied. Important developments that could affect the company’s operations include a downtrend in the steel, pig iron & met coke industry – global or domestic or both, significant changes in political, economic, business, competitive or regulatory environment in India or key markets abroad and from numerous other matters of national, regional & global scale including but not limited to natural calamity, tax laws, litigations, Government policies & regulations, fluctuations in interest and or exchange rates of Indian Rupee, etc. Any forward-looking information in this press release has been prepared on the basis of a number of assumptions, which may prove to be incorrect. This press release should not be relied upon as a recommendation or forecast by Sesa Sterlite Ltd. The views expressed herein may contain information derived from publicly available sources that have not been independently verified; no representation or warranty is made as to the accuracy, completeness or reliability of this information. We do not undertake to update our forward-looking statements.